UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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                        In the Matter of                                               :
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            ENTERGY GULF STATES, INC.                             : CERTIFICATE PURSUANT TO
                                                                                               :             RULE 24
                    File No. 70-10158                                              :
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    (Public Utility Holding Company Act of 1935)                      :
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This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Gulf States, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated December 29, 2003.

In accordance with the terms of a Purchase Agreement (the "Purchase Agreement") dated November 30, 2005, between the Company and Citigroup Global Markets Inc. and LaSalle Financial Services, Inc., as representatives of the several purchasers listed therein (the "Purchasers"), the Company issued and sold on December 8, 2005, by private placement, to the Purchasers $350,000,000 principal amount of its First Mortgage Bonds, Floating Rate Series due December 8, 2008 (the "Bonds"), issued pursuant to the Seventy-third Supplemental Indenture (the "Seventy-third Supplemental Indenture") to the Mortgage and Deed of Trust, as supplemented, of the Company. The proceeds of such sale will be used (1) to redeem prior to maturity $200,000,000 in outstanding principal amount of the First Mortgage Bonds, Floating Rate Series due October 2, 2006 of the Company, at a redemption price of 100% of the principal amount redeemed plus accrued and unpaid interest thereon to the redemption date and (2) to repay funds borrowed from the Entergy system money pool to fund storm restoration costs.

Attached hereto are:

Exhibit A-3(vii) - Conformed copy of the Seventy-third Supplemental Indenture.

Exhibit A-4(vii)(a) - Conformed copy of the Rule 144A Bond.

Exhibit A-4(vii)(b) - Conformed copy of the Regulation S Bond.

Exhibit B(vii) - Conformed copy of the Purchase Agreement.

Exhibit F(vii) - Post-effective opinion of Mark G. Otts, Senior Counsel - Corporate and Securities of Entergy Services, Inc., counsel to the Company.

IN WITNESS WHEREOF, Entergy Gulf States, Inc. has caused this certificate to be executed this 19th day of December, 2005.

ENTERGY GULF STATES, INC.

By:/s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer